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                              December 19, 2022

       Brian Carrico
       Chief Executive Officer
       Neuraxis, Inc.
       11550 N. Meridian Street, Suite 325
       Carmel, IN 46032

                                                        Re: Neuraxis, Inc.
                                                            Amendment No.2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
12, 2022
                                                            CIK No. 0001933567

       Dear Brian Carrico:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement Submitted December 12,
2022

       Prospectus Summary
       Pipeline, page 1

   1. We note your pipeline table on pages 1 and 54. Please further revise the table as follows:
                                                            Expand the column
entitled "Human Clinical Trials" to reflect the phases of clinical trials that must be
completed prior to your 510k/De Novo FDA Submissions and
                                                           ensure the arrow in
each row is accurate regarding the company's progress. Please also revise your
Government Regulation disclosure starting on page 63 to discuss the distinct phases. In
the event there is not more than one phase required, please advise.
                                                            Please remove
references to projected timelines in the narrative leading into the table and in the header to
the table, as no actual timelines are reflected in the table itself.
 Brian Carrico
Neuraxis, Inc.
December 19, 2022
Page 2
           Refer to bullet three of comment 5 of our comment letter dated October 24, 2022.

       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Carrico
                                                          Division of
Corporation Finance
Comapany NameNeuraxis, Inc.
                                                          Office of Life
Sciences
December 19, 2022 Page 2
cc:       Tom Twedt
FirstName LastName